Pembina Pipeline Corporation Announces 2025 Guidance and Provides Business Update
All financial figures are approximate and in Canadian dollars unless otherwise noted. This news release refers to certain financial measures that are not specified, defined or determined in accordance with Generally Accepted Accounting Principles ("GAAP"), including adjusted earnings before interest, taxes, depreciation and amortization ("adjusted EBITDA"). For more information see "Non-GAAP and Other Financial Measures" herein.

CALGARY, ALBERTA, December 12, 2024 – Pembina Pipeline Corporation ("Pembina" or the "Company") (TSX: PPL; NYSE: PBA) announced today its 2025 financial guidance and provided a business update.
Highlights
•2025 adjusted EBITDA guidance of $4.2 billion to $4.5 billion, which relative to Pembina’s guidance for 2024 is driven by the positive impacts of continued volume growth across the Western Canadian Sedimentary Basin ("WCSB"), new assets acquired or placed into service, and the full year impact of the consolidation of the Alliance and Aux Sable assets, partially offset primarily by the impacts of the recontracting of the Cochin Pipeline, and moderation of commodity margins in the marketing business.
•2025 capital investment program of $1.1 billion reflects ongoing construction of previously sanctioned projects, development spending on potential future projects in response to growing volumes across the Canadian energy industry, and sustaining capital.
•Pembina continues to execute its strategy within a fully funded model and consistent with its financial guardrails. Within the 2025 adjusted EBITDA guidance range, Pembina expects to generate positive free cash flow, with all 2025 capital investment program scenarios being fully funded by cash flow from operating activities, net of dividends. Further, the Company is forecasting a year-end proportionately consolidated debt-to-adjusted EBITDA ratio of 3.4 to 3.7 times.
•Mr. Alister Cowan has been appointed to the board of directors effective December 3, 2024.
Business Update
Pembina anticipates a record setting financial year in 2024 reflecting the positive impact of recent acquisitions, growing volumes in the WCSB, and a strong contribution from the marketing business. As expected, volumes in the conventional pipelines business have strengthened in the fourth quarter relative to the first three quarters of the year.
In 2024, the Company meaningfully advanced its strategy through the full consolidation of Alliance Pipeline and Aux Sable (the "Alliance/Aux Sable Transaction"), and by reaching a positive final investment decision on the Cedar LNG Project. These two accomplishments highlight Pembina’s focus on strengthening the existing franchise, increasing exposure to resilient end-use markets, and accessing global market pricing for Canadian energy products. In addition, Pembina Gas Infrastructure ("PGI") announced transactions with Veren Inc. and Whitecap Resources Inc., creating opportunities with attractive economics that are expected to enhance asset utilization, capture future volumes, and benefit Pembina’s full value chain. Through these two transactions, we are realizing the vision set forth with the creation of PGI in 2022.
Other accomplishments over the past year include the completion of the $430 million Phase VIII Peace Pipeline Expansion and the $90 million NEBC MPS Expansion, on time and under budget; sanctioning $210 million (net to Pembina) of new projects, including the Wapiti Expansion and K3 Cogeneration Facility; and entering into long-term agreements with Dow Chemical Canada to supply up to 50,000 barrels per day ("bpd") of ethane for their Path2Zero Project (the "Dow Supply Agreement").

Through its extensive asset base and integrated value chain, Pembina can provide a full suite of transportation and midstream services across multiple hydrocarbons – natural gas, crude oil, condensate, and NGL. This uniquely positions the Company to benefit from a robust, multi-year growth outlook for the WCSB driven by transformational developments that include the recent completion of the Trans Mountain Pipeline expansion, new West Coast liquefied natural gas ("LNG") and NGL export capacity, and the development of new petrochemical facilities creating significant demand for ethane and propane. Growing production and demand for services in the WCSB continues to provide opportunities to increase utilization on existing assets and pursue expansion opportunities.
As attention turns to 2025, Pembina is focused on several key priorities including:
•Safe, reliable, and cost-effective operations.
•Stewardship of inflight construction projects, including the RFS IV Expansion, Wapiti Expansion, and the K3 Cogeneration Facility, to ensure safe, on-time and on-budget execution.
•Progressing the Cedar LNG Project, including completion of detailed engineering followed by the start of construction of the floating LNG vessel in mid-2025. Further, Pembina will continue the process underway to assign its capacity in the project to a third party. This represents the only capacity currently available for contracting from a sanctioned west coast LNG project, and as such, there is broad interest in the capacity from multiple counterparties.
•Completing the evaluation of the options available to meet Pembina’s commitment under the Dow Supply Agreement. Pembina is seeking to fulfill its commitment in the most capital efficient manner possible and is evaluating a portfolio of opportunities, including the addition of a de-ethanizer tower at RFS III within the Redwater Complex.
•Development of additional expansions to support growing demand for services on Pembina’s conventional pipelines. In particular, Pembina continues to advance expansions to support volume growth in northeastern British Columbia ("NEBC"), including the Taylor to Gordondale Project (an expansion of the Pouce Coupe system), which is in the assessment phase of the Canada Energy Regulator’s (the "CER") regulatory process. In addition, Pembina is undertaking development work on an additional expansion of the Peace Pipeline system. The current total capacity of the Peace Pipeline and Northern Pipeline systems is approximately 1.1 million bpd and Pembina has the ability to add approximately 200,000 bpd of additional capacity to its market delivery pipelines from Fox Creek to Namao through the relatively low-cost addition of pump stations on these mainlines (the "Fox Creek-to-Namao Peace Pipeline Expansion"), bringing the total capacity of these systems to 1.3 million bpd.
•Fully contracting the remaining available capacity on the Nipisi Pipeline to serve growing volumes from the Clearwater area.
Alliance Pipeline CER Toll Review
The CER initiated a review of Alliance Pipeline’s tolls, which were previously approved by the CER. As such, the CER has ordered Alliance Pipeline to submit for approval a detailed toll application justifying why the current tolling methodology remains compliant with the Canadian Energy Regulator Act, or a new tolling methodology application. Likewise, the CER has ordered that the current tolls shall be deemed interim tolls until resolution of the above.
Alliance Pipeline's tolls for the Canadian segment of the pipeline are approved by the CER, while its tolls for the United States segment are approved by the Federal Energy Regulatory Commission. Alliance Pipeline's Canadian long-term firm service tolls have remained level since they were approved by the CER in 2015, while its full path tolls to Chicago have declined by approximately 15 percent. In comparison, tolls on alternative systems have increased by approximately 30 percent. Likewise, Alliance Pipeline has operated at an industry leading reliability rate. Furthermore, Alliance Pipeline remains an ‘at-risk’ commercial model where returns and cost recovery are squarely driven by the customer demand for its service and Alliance Pipeline's ability to efficiently provide such service. By contrast, the competitive alternatives and the majority of CER regulated Group 1 natural gas pipelines' returns are not materially exposed to volume or cost recovery risk.
Alliance Pipeline is working collaboratively with its stakeholders through the CER review process and will remain focused on delivering the highest standards of service that customers have come to expect. Pembina will work expeditiously throughout 2025 with shippers towards a negotiated solution, in accordance with all CER direction.
Approximately 60 percent of the adjusted EBITDA contribution from Alliance Pipeline is generated from the Canadian portion of the pipeline. Pembina’s 2025 adjusted EBITDA guidance, discussed below, assumes the existing toll is in effect for the full year.
Board of Directors Appointment
Pembina is pleased to announce that Mr. Alister Cowan has been appointed to the board of directors effective December 3, 2024.
Mr. Cowan has over 20 years of experience in the energy industry and has significant financial executive level experience at various public companies. In 2023, he was Executive Advisor of Suncor Energy Inc. ("Suncor") and was previously Chief Financial Officer of Suncor from 2014 to 2023 where he oversaw financial operations, accounting, investor relations, treasury, tax, internal audit, and enterprise risk management. Prior to joining Suncor, Alister was Chief Financial Officer of Husky Energy Inc. from 2008 to 2014. Before that, he was Executive Vice President and Chief Financial Officer and Chief Compliance Officer of British Columbia Hydro and Power Authority. Mr. Cowan is a non-executive director of The Chemours Company and of Smiths Group PLC. He has a Bachelor of Arts in Accounting and Finance from Heriot-Watt University and is a member of the Institute of Chartered Accountants of Scotland.
Mr. Cowan has also been appointed to the audit committee.
"The board of directors is excited to welcome Alister, and we look forward to working with him. Alister is a seasoned financial executive with extensive experience in Canadian energy. We are sure to benefit from his contribution as we work together to ensure Pembina's continued success during a transformational period of growth in the Canadian oil and gas industry," said Henry Sykes, Chair of the Board.
2025 Guidance
Pembina is anticipating 2025 adjusted EBITDA of $4.2 billion to $4.5 billion. Relative to the midpoint of Pembina’s adjusted EBITDA guidance range for 2024, the major factors driving the outlook for 2025 adjusted EBITDA include:
•Higher contracted and interruptible volumes and higher tolls on Pembina's conventional pipelines (approximately $80 million), reflecting increased producer activity across the WCSB and fewer Pembina and third-party outages compared to the prior year. Forecasted physical volume growth on Pembina’s conventional systems is aligned with mid-single digit volume growth expected in the WCSB, with revenue volume growth reflecting certain customers growing into their contractual take-or-pay commitments.
•The full year impact of higher ownership of Alliance Pipeline following the Alliance/Aux Sable Transaction in 2024 (approximately $70 million).
•A higher contribution from gas processing assets (approximately $50 million), primarily at PGI due to higher volumes and the impacts of previously announced transactions with Veren Inc. and Whitecap Resources Inc.
•A lower contribution from the Cochin Pipeline (approximately $40 million) due to the full year impact of lower contracted tolls that became effective in the third quarter of 2024, partially offset by higher interruptible volumes and lower integrity spending.

•A lower contribution from various oil sands assets (approximately $10 million) due primarily to the sale of the Edmonton South Rail Terminal, which occurred in 2024, lower contracted rates at another terminal asset, and one-time items which occurred in 2024, partially offset by a higher contribution from Nipisi Pipeline.
•A lower contribution from the marketing business (approximately $125 million) due to lower NGL prices and higher natural gas prices, narrower margins and reduced blending opportunities in crude oil marketing, and lower realized gains on commodity-related derivatives, partially offset by a higher ownership of Aux Sable following the Alliance/Aux Sable Transaction in 2024 and the synergies associated with consolidating ownership of Aux Sable.
Pembina has hedged approximately 32 percent of its 2025 frac spread exposure. For 2025, the weighted average price of Pembina's frac spread hedges, excluding transportation and processing costs, is approximately C$36 per barrel, which compares to the prevailing 2025 forward price at the end of November 2024 of approximately C$37 per barrel.
The mid-point of the 2025 adjusted EBITDA guidance range includes a forecasted contribution from the Marketing & New Ventures segment of $550 million.
Excluding the contribution from the Marketing & New Ventures segment, the midpoint of the 2025 guidance range reflects an approximately 5.5 percent increase in fee-based adjusted EBITDA, relative to the forecast for 2024. Further, Pembina remains on-track to achieve four to six percent compound annual growth of fee-based adjusted EBITDA per share from 2023-2026.
The lower and upper ends of the guidance range are framed primarily as a function of (1) commodity prices and the resulting contribution from the marketing business; (2) interruptible volumes on key systems; and (3) the U.S./Canadian dollar exchange rate.
Current income tax expense in 2025 is anticipated to be $415 million to $470 million as Pembina will continue to benefit from the availability of tax pools from assets recently placed into service.
Pembina's 2025 adjusted EBITDA may be directly impacted by market-based prices as follows:

Key Variable	2025 Guidance Midpoint Assumption	Sensitivity	Impact on Adjusted EBITDA ($millions) (1)
AECO / Station 2 Natural Gas (CAD/GJ) (2)	$1.94	± $0.50	± 20
Chicago Natural Gas (USD/MMbtu)	$2.90	± $0.50	± 49
Mont Belvieu Propane (USD/usg)	$0.80	± $0.10	± 70
Foreign Exchange Rate (USD/CAD)	$1.39	± $0.05	± 50
(1)Includes the impact of Pembina's hedging program.
(2)In addition, Pembina has asymmetric exposure to AECO natural gas prices through a commercial contract with a customer, where Pembina benefits as AECO price rises above $3.00/GJ but does not have downside risk.
2025 Capital Investment
Pembina's 2025 capital program is expected to be allocated as follows:

($ millions)	2025 Budget (1)
Pipelines Division	$330
Facilities Division	$345
Marketing & New Ventures Division	$15
Corporate	$55
Capital Expenditures	$745
Contributions to Equity Accounted Investees	$355
Capital Expenditures and Contributions to Equity Accounted Investees	$1,100
(1)Capital budget shown in Canadian dollars based on a forecasted average USD/CAD exchange rate of 1.39.

Pipelines Division capital expenditures primarily relate to sustaining capital, a terminal expansion within the conventional pipeline system, development spending on potential future projects, including the Fox Creek-to-Namao Peace Pipeline Expansion, and investments in smaller growth projects, including various laterals and terminals.
Capital expenditures in the Facilities Division primarily relate to construction of the RFS IV Expansion, smaller growth projects, and sustaining capital spending.
Capital expenditures within the Marketing and New Ventures Division and the Corporate segment are primarily targeted at information technology enhancements to further the Company's continuous improvement aspirations.
Contributions to Equity Accounted Investees includes approximately $200 million of contributions to Cedar LNG to fund the construction of the Cedar LNG Project, and contributions to PGI to fund development of the Wapiti Expansion, K3 Cogeneration Facility, as well as development activities related to the previously announced agreements with Veren Inc. and Whitecap Resources Inc.
The Company's 2025 capital program includes:
•$200 million of non-recoverable sustaining capital to support safe and reliable operations.
•$85 million related to digitization, technology, and systems investments, which aim to enhance operational efficiency.
In addition to the 2025 capital investment program detailed above, Pembina is in development of potential additional projects that, if sanctioned, would increase the 2025 capital program by up to $200 million. These projects primarily include pipeline and terminal upgrades in support of volume growth in NEBC, the Fox Creek-to-Namao Peace Pipeline Expansion, investments related to the Dow Supply Agreement, including the addition of a de-ethanizer tower at RFS III within the Redwater Complex, and optimization of the Prince Rupert Terminal to allow for the use of larger vessels, which would reduce per unit costs.
Capital Allocation
Pembina continues to execute its strategy within a fully funded model and consistent with its financial guardrails. Within the 2025 adjusted EBITDA guidance range, Pembina expects to generate positive free cash flow with all 2025 capital investment program scenarios being fully funded by cash flow from operating activities, net of dividends. Under prevailing market and economic conditions, Pembina expects to prioritize the use of excess free cash flow to debt repayment in 2025. As has been our approach since 2021, Pembina will continue to evaluate the merits of debt repayment relative to share repurchases while considering expected future funding requirements along with prevailing market conditions and the risk-adjusted returns of the associated alternatives. Pembina expects to exit 2025 with a proportionately consolidated debt-to-adjusted EBITDA ratio of 3.4 to 3.7 times. Excluding the debt related to the construction of the Cedar LNG project this ratio would be 3.2 to 3.5 times.
About Pembina
Pembina Pipeline Corporation is a leading energy transportation and midstream service provider that has served North America's energy industry for 70 years. Pembina owns an integrated network of hydrocarbon liquids and natural gas pipelines, gas gathering and processing facilities, oil and natural gas liquids infrastructure and logistics services, and an export terminals business. Through our integrated value chain, we seek to provide safe and reliable energy solutions that connect producers and consumers across the world, support a more sustainable future and benefit our customers, investors, employees and communities. For more information, please visit www.pembina.com.
Purpose of Pembina: We deliver extraordinary energy solutions so the world can thrive.

Pembina is structured into three Divisions: Pipelines Division, Facilities Division and Marketing & New Ventures Division.
Pembina's common shares trade on the Toronto and New York stock exchanges under PPL and PBA, respectively. For more information, visit www.pembina.com.

_______________________________

For further information:

Pembina Investor Relations
(403) 231-3156
1-855-880-7404
investor-relations@pembina.com
www.pembina.com

Forward-Looking Information and Statements
This news release contains certain forward-looking information and statements (collectively, "forward-looking statements"), including forward-looking statements within the meaning of the "safe harbor" provisions of applicable securities legislation, that are based on Pembina's current expectations, estimates, projections and assumptions in light of its experience and its perception of historical trends. In some cases, forward-looking statements can be identified by terminology such as "continue", "anticipate", "schedule", "will", "expects", "estimate", "potential", "planned", "future", "outlook", "strategy", "project", "trend", "commit", "maintain", "focus", "ongoing", "believe" and similar expressions suggesting future events or future performance.
In particular, this news release contains forward-looking statements, including certain financial outlooks, pertaining to, without limitation, the following: Pembina's anticipated 2025 adjusted EBITDA, 2025 capital investment program costs, 2025 year-end proportionately consolidated debt-to-adjusted EBITDA ratio and current income tax expenses in 2025; Pembina's capital allocation plans, including with respect to debt repayment and share repurchases; expected cash flow from operating activities in 2025 and the uses thereof; 2024 year-end financial results, including the expectation that 2024 will be a record setting financial year; expectations with respect to the impacts of the Dow Supply Agreement and the transactions with Veren Inc. and Whitecap Resources Inc., as well as future actions taken in relation thereto; future pipeline, processing, fractionation and storage facility and system operations and throughput levels; Pembina's corporate strategy and the development and expected timing of new business initiatives and growth opportunities, including the anticipated timing and impacts thereof; expectations about industry activities and development opportunities, as well as the anticipated benefits and timing thereof; expectations about the demand for services, including expectations in respect of increased utilization across Pembina's assets, future tolls and volumes; planning, construction, capital expenditure and cost estimates, schedules, locations, regulatory and environmental applications and approvals, expected capacity, incremental volumes, power output, project completion and in-service dates, rights, activities and operations with respect to planned construction of, or expansions on, pipelines systems, gas services facilities, processing and fractionation facilities, terminalling, storage and hub facilities and other facilities or infrastructure; the development and anticipated benefits of Pembina's new projects and developments, including the K3 Cogeneration Facility, the Cedar LNG Project, the Wapiti Expansion, the Taylor to Gordondale Project, Fox Creek-to-Namao Peace Pipeline Expansion and the RFS IV Expansion, including the completion and timing thereof; expectations regarding CER's review of Alliance Pipeline's tolls, including the timing and outcome thereof and steps taken in connection therewith; the impact of current and future market conditions on Pembina; Pembina's hedging strategy and expected results therefrom; Pembina's capital structure, including future actions that may be taken with respect thereto and expectations regarding future uses of cash flows and uses thereof, repayments of existing debt, new borrowings and securities issuances; and Pembina's commitment to, and ability to maintain, its financial guardrails.
The forward-looking statements are based on certain assumptions that Pembina has made in respect thereof as at the date of this news release regarding, among other things: oil and gas industry exploration and development activity levels and the geographic region of such activity; that favourable market conditions exist, and that Pembina has available capital for share repurchases, repayment of debt and funding its capital expenditures; the success of Pembina's operations; prevailing commodity prices, interest rates, carbon prices, tax rates and exchange rates; the ability of Pembina to maintain current credit ratings; the availability of capital to fund future capital requirements relating to existing assets and projects; future operating costs; geotechnical and integrity costs; that all required regulatory and environmental approvals can be obtained on the necessary terms in a timely manner; prevailing regulatory, tax and environmental laws and regulations; maintenance of operating margins; and certain other assumptions in respect of Pembina's forward-looking statements detailed in Pembina's Annual Information Form for the year ended December 31, 2023 (the "AIF") and Management's Discussion and Analysis for the year ended December 31, 2023 (the "Annual MD&A"), which were each filed on SEDAR+ on February 22, 2024, as well as in Pembina's Management's Discussion and Analysis dated November 5, 2024 for the three and nine months ended September 30, 2024 (the "Interim MD&A") and from time to time in Pembina's public disclosure documents available at www.sedarplus.ca, www.sec.gov and through Pembina's website at www.pembina.com.

Although Pembina believes the expectations and material factors and assumptions reflected in these forward-looking statements are reasonable as of the date hereof, there can be no assurance that these expectations, factors and assumptions will prove to be correct. These forward-looking statements are not guarantees of future performance and are subject to a number of known and unknown risks and uncertainties that could cause actual events or results to differ materially, including, but not limited to: the regulatory environment and decisions and Indigenous and landowner consultation requirements; the impact of competitive entities and pricing; reliance on third parties to successfully operate and maintain certain assets; the strength and operations of the oil and natural gas production industry and related commodity prices; non-performance or default by counterparties to agreements with Pembina or one or more of its affiliates; actions taken by governmental or regulatory authorities and changes in legislation (including uncertainty with respect to the interpretation of the recently enacted Bill C-59 and related amendments to the Competition Act (Canada)); the ability of Pembina to acquire or develop the necessary infrastructure in respect of future development projects; fluctuations in operating results; adverse general economic and market conditions in Canada, North America and worldwide; the ability to access various sources of debt and equity capital on acceptable terms; changes in credit ratings; counterparty credit risk; and certain other risks and uncertainties detailed in the AIF, Annual MD&A, Interim MD&A and from time to time in Pembina's public disclosure documents available at www.sedarplus.ca, www.sec.gov and through Pembina's website at www.pembina.com.
This list of risk factors should not be construed as exhaustive. Readers are cautioned that events or circumstances could cause actual results to differ materially from those predicted, forecasted or projected by forward-looking statements contained herein. The forward-looking statements contained in this news release speak only as of the date hereof. Pembina does not undertake any obligation to publicly update or revise any forward-looking statements or information contained herein, except as required by applicable laws. Management approved the 2025 adjusted EBITDA, 2025 capital investment program costs, 2025 proportionately consolidated debt-to-adjusted EBITDA and 2025 income tax expense guidance contained herein as of the date of this news release. The purpose of these financial outlooks is to assist readers in understanding Pembina's expected and targeted financial results, and this information may not be appropriate for other purposes. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

Non-GAAP and Other Financial Measures
Throughout this news release, Pembina has disclosed certain financial measures and ratios that are not specified, defined or determined in accordance with GAAP and which are not disclosed in Pembina's financial statements. Non-GAAP financial measures either exclude an amount that is included in, or include an amount that is excluded from, the composition of the most directly comparable financial measure specified, defined and determined in accordance with GAAP. Non-GAAP ratios are financial measures that are in the form of a ratio, fraction, percentage or similar representation that has a non-GAAP financial measure as one or more of its components. These non-GAAP financial measures and ratios, together with financial measures and ratios specified, defined and determined in accordance with GAAP, are used by management to evaluate the performance and cash flows of Pembina and its businesses and to provide additional useful information respecting Pembina's financial performance and cash flows to investors and analysts.
In this news release, Pembina has disclosed adjusted EBITDA, a non-GAAP financial measure, and proportionately consolidated debt-to-adjusted EBITDA, a non-GAAP ratio, which that do not have any standardized meaning under International Financial Reporting Standards ("IFRS") and may not be comparable to similar financial measures or ratios disclosed by other issuers. Such financial measures and ratios should not, therefore, be considered in isolation or as a substitute for, or superior to, measures and ratios of Pembina's financial performance or cash flows specified, defined or determined in accordance with IFRS, including revenue or earnings.
Except as otherwise described herein, these non-GAAP financial measures and non-GAAP ratios are calculated on a consistent basis from period to period. Specific reconciling items may only be relevant in certain periods.
Below is a description of each non-GAAP financial measure and non-GAAP ratio disclosed in this news release, together with, as applicable, disclosure of the most directly comparable financial measure that is determined in accordance with GAAP to which each non-GAAP financial measure relates and a quantitative reconciliation of each non-GAAP financial measure to such directly comparable GAAP financial measure. Additional information relating to such non-GAAP financial measures and non-GAAP ratios, including disclosure of the composition of each non-GAAP financial measure and non-GAAP ratio, an explanation of how each non-GAAP financial measure and non-GAAP ratio provides useful information to investors and the additional purposes, if any, for which management uses each non-GAAP financial measure; an explanation of the reason for any change in the label or composition of each non-GAAP financial measure and non-GAAP ratio from what was previously disclosed; and a description of any significant difference between forward-looking non-GAAP financial measures and the equivalent historical non-GAAP financial measures, is contained in the "Non-GAAP & Other Financial Measures" section of the Annual MD&A, which information is incorporated by reference in this news release. The Annual MD&A is available on SEDAR+ at www.sedarplus.ca, EDGAR at www.sec.gov and Pembina's website at www.pembina.com.

Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization
Adjusted EBITDA is a non-GAAP financial measure and is calculated as earnings before net finance costs, income taxes, depreciation and amortization (included in operations and general and administrative expense) and unrealized gains or losses on commodity-related derivative financial instruments. The exclusion of unrealized gains or losses on commodity-related derivative financial instruments eliminates the non-cash impact of such gains or losses.
Adjusted EBITDA also includes adjustments to earnings for losses (gains) on disposal of assets, transaction costs incurred in respect of acquisitions, dispositions and restructuring, impairment charges or reversals in respect of goodwill, intangible assets, investments in equity accounted investees and property, plant and equipment, certain non-cash provisions and other amounts not reflective of ongoing operations. In addition, Pembina's proportionate share of results from investments in equity accounted investees with a preferred interest is presented in adjusted EBITDA as a 50 percent common interest. These additional adjustments are made to exclude various non-cash and other items that are not reflective of ongoing operations.
The equivalent historical non-GAAP financial measure to 2025 adjusted EBITDA guidance is adjusted EBITDA for the year ended December 31, 2023.

12 Months Ended December 31, 2023	Pipelines	Facilities	Marketing & New Ventures	Corporate & Inter-segment Eliminations	Total
($ millions, except per share amounts)
Earnings (loss)	1,840	610	435	(696)	1,776
Income tax expense	—	—	—	—	413
Adjustments to share of profit from equity accounted investees and other	172	438	84	—	694
Net finance costs	28	9	4	425	466
Depreciation and amortization	414	159	46	44	663
Unrealized loss from derivative instruments	—	—	32	—	32
Impairment reversal	(231)	—	—	—	(231)
Transaction costs incurred in respect of acquisitions, gain on disposal of assets and non-cash provisions	11	(3)	(4)	7	11
Adjusted EBITDA	2,234	1,213	597	(220)	3,824
Adjusted EBITDA from Equity Accounted Investees
In accordance with IFRS, Pembina's jointly controlled investments are accounted for using equity accounting. Under equity accounting, the assets and liabilities of the investment are presented net in a single line item in the Consolidated Statement of Financial Position, "Investments in Equity Accounted Investees". Net earnings from investments in equity accounted investees are recognized in a single line item in the Consolidated Statement of Earnings and Comprehensive Income "Share of Profit from Equity Accounted Investees". The adjustments made to earnings, in adjusted EBITDA above, are also made to share of profit from investments in equity accounted investees. Cash contributions and distributions from investments in equity accounted investees represent Pembina's share paid and received in the period to and from the investments in equity accounted investees.
To assist in understanding and evaluating the performance of these investments, Pembina is supplementing the IFRS disclosure with non-GAAP proportionate consolidation of Pembina's interest in the investments in equity accounted investees. Pembina's proportionate interest in equity accounted investees has been included in adjusted EBITDA.

12 Months Ended December 31, 2023	Pipelines	Facilities	Marketing & New Ventures	Total
($ millions)
Share of profit (loss) from equity accounted investees - operations	109	233	(26)	316
Adjustments to share of profit from equity accounted investees:
Net finance costs	22	160	1	183
Income tax expense	—	41	—	41
Depreciation and amortization	150	207	25	386
Unrealized loss on commodity-related derivative financial instruments	—	16	—	16
Transaction costs incurred in respect of acquisitions	—	14	58	72
Total adjustments to share of profit from equity accounted investees	172	438	84	694
Adjusted EBITDA from equity accounted investees	281	671	58	1,010

Proportionately Consolidated Debt-to-Adjusted EBITDA
Proportionately Consolidated Debt-to-Adjusted EBITDA is a non-GAAP ratio that management believes is useful to investors and other users of Pembina’s financial information in the evaluation of the Company’s debt levels and creditworthiness.

	12 Months Ended
($ millions, except as noted)	September 30, 2024	December 31, 2023
Loans and borrowings (current)	946	650
Loans and borrowings (non-current)	11,182	9,253
Loans and borrowings of equity accounted investees	2,770	2,805
Proportionately consolidated debt	14,898	12,708
Adjusted EBITDA	4,187	3,824
Proportionately consolidated debt-to-adjusted EBITDA (times)	3.6	3.3

($ millions)	12 Months Ended September 30, 2024	9 Months Ended September 30, 2024	12 Months Ended December 31, 2023	9 Months Ended September 30, 2023
Earnings before income tax	1,791	976	2,189	1,374
Adjustments to share of profit from equity accounted investees and other	640	454	694	508
Net finance costs	514	398	466	350
Depreciation and amortization	805	627	663	485
Unrealized loss on derivative instruments	83	129	32	78
Non-controlling interest(1)	(12)	(12)	—	—
Loss on Alliance/Aux Sable Acquisition	616	616	—	—
Derecognition of insurance contract provision	(34)	(34)	—	—
Transaction and integration costs in respect of acquisitions	20	18	2	—
Gain on disposal of assets, other non-cash provisions, and other	(5)	(18)	9	(4)
Impairment reversal	(231)	—	(231)	—
Adjusted EBITDA	4,187	3,154	3,824	2,791
	=A+B-C	A	B	C
(1) Presented net of adjusting items.